                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X   Form 40-F ___
                   -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ___ No  X
                   -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated October 3, 2002, regarding analysts' visit to PacifiCorp.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    /s/  Scottish Power plc
                                                    ----------------------------
                                                    (Registrant)

Date October 3, 2002                            By: /s/ Alan McCulloch
     ------------------                             ----------------------------
                                                    Alan McCulloch
                                                    Assistant Company Secretary

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                      Scottish Power plc ("ScottishPower")

                          Analysts' visit to PacifiCorp

On 3 and 4 October 2002 ScottishPower is holding a series of presentations for analysts and investors at its US operation PacifiCorp. The presentations will cover both ScottishPower's regulated and unregulated US businesses and will be given by the company's US based management team.

Judi Johansen, President and CEO, PacifiCorp, will host the visit and will confirm that PacifiCorp remains on target to achieve its authorised return on equity in its regulated businesses, consistent with its goal of increasing operating profit over the next three years to approximately $1 billion. PacifiCorp's Transition Plan remains on track and both the cost recovery programme and the excess power cost recovery process are progressing. PacifiCorp will continue to focus on delivering shareholder value through focusing on operational efficiencies, risk management, delivering excellent customer service and pursuing strategic and regulatory initiatives.

Presentations will also be given on PacifiCorp's regulatory strategy, its commercial and trading strategy and the western US power market. The development of PacifiCorp's competitive business (PacifiCorp Power Marketing) will also be covered.

A web cast of the presentations will be available at www.scottishpower.com from Monday 7 October. Copies of the presentation slides will also be available from ScottishPower's investor relations department.

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Safe Harbor Statement

Cautionary Statement Regarding Forward Looking Statements

Forward-looking information is subject to risk and uncertainty. Certain statements made above may constitute "forward-looking statements" as defined by U.S. federal law. These include statements concerning our expectations and other statements that are not historical facts. Although the Company believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. Any such statements are made in reliance on the "safe harbor" protections provided under the Private Securities Litigation Reform Act of 1995. Additional information about the issues that could lead to material changes in performance is contained under the caption "Quantitative and Qualitative Disclosures about Market Risk" in the Company's annual report on Form 20F filed with the Securities and Exchange Commission.

Contacts:

Colin McSeveny    Group Media Relations Manager      0141 636 4515

David Ross        Investor Relations Manager         0141 566 4853

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